IMMURON LIMITED
Suite 1, 1233 High Street
Armadale, Victoria, Australia 3143

April 26, 2017

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549
Attn: Suzanne Hayes, Esq.
Assistant Director

Re: **Immuron Limited**
Amendment No. 2 to Registration Statement on Form F-1
Filed April 10, 2017
File No. 333-215204 (the "Registration Statement")

Dear Ms. Hayes:

Please find below responses to comments raised by the staff (the "**Staff**") of the Securities and Exchange Commission (the "**Commission**") in its letter of comments dated April 25, 2017 (the "**Comment Letter**") relating to the draft Registration Statement submitted to the Commission by Immuron Limited (the "**Company**" or "**Immuron**") referenced above.

The Company's responses are numbered to correspond to the Staff's comments. For your convenience, each of the Staff's comments contained in the Comment Letter has been restated.

Prospectus Summary
Our Pipeline
IMM-529, page 3

1.   We note your revised disclosure in response to our prior comment 1 that an IND is not required for Phase 1/2 trials of IMM-529. Please supplementally advise why you believe an IND is not required. Alternatively, please revise your disclosure to state whether you have or have not applied for an IND for IMM-529 and to clarify that Phase 1/2 trials for IMM-529 will not begin until an IND has been granted. Also, please delete reference to IMM-529 being in the IND stage on page 69 so that your disclosure is consistent with the rest of your prospectus.

Response:

As the Company will be conducting Phase 1/2 trials of IMM-529 outside of the United States it is not required to apply for an IND. The Company proposes to revise the Registration Statement by indicating the following throughout:

"We plan to initiate our Phase 1/2 clinical trial in Israel in the second quarter of 2017. As the clinical trial will be conducted outside of the United States, specifically, in Israel, the Company is not required to apply for an IND."

Management's Discussion and Analysis
Revenue and Other Income, page 51

2.   We note the response in your letter dated February 8, 2017 that you do not have an agreement with CVS. Please explain your disclosure on page 51 that you have released your flagship product Travelan in the U.S. "by means of strategic supply agreements with PassportHealth . . . CVS and McKesson . . . ." Please revise your disclosure to explain your specific relationship with each of these companies and clarify, if true, that you do not have direct agreements with these companies. In the alternative, please delete references to these companies.

Response:

The Company proposes to revise the Registration Statement by deleting references to each of CVS and McKesson where applicable.

Business Overview,
page 61

3. We note your statement, "Our lead product candidate, IMM-124E, is a proprietary immunomodulator agent targeted at GI immune mediated diseases including fatty-liver diseases" as well as your statement on page 64 that subjects in the Phase 1 study "demonstrated a beneficial effect on their existing disease." Given that this was an open- label study of 10 NASH patients, please provide your basis for determining that IMM- 124E is an "immunomodulator" agent and that it demonstrated a "beneficial effect."

Response:

The Company proposes to revise the Registration Statement by deleting references to effects being beneficial.

In addition, the Company wishes to supplementally advise the Staff that within the Phase 1 study, subjects treated with IMM-124E demonstrated an immunological effect consisting of an increase in a variety CD4 T-cells (CD4+CD25+HLADR+ , CD4+CD25 , CD4+CD62 and CD4+CD25+FOXp3+) when comparing day 1 to day 30 to treatment. Additionally the patients treated with IMM-124E showed an increase in IL-6, an interleukin associated with suppression of inflammation. These findings, together with the data collected during the Company's pre-clinical studies, support the hypothesis that IMM-124E regulates the immune system by promoting the suppression of chronic inflammation associated with type 2 diabetes as well as NASH.

4. On page 61, you state that you are currently in Phase 2B development for IMM-124E for the treatment of NASH. However, it appears that your Phase 2 study of IMM-124E should be characterized as a Phase 2 or Phase 2a study as its objective is to evaluate safety and preliminary efficacy of IMM-124E for the treatment of NASH. Please advise and revise your disclosure as necessary.

Response:

The Company proposes to revise the Registration Statement by deleting references to a Phase 2B study so that the Registration Statement reflects that the Company is currently in Phase 2 development for IMM-124E for the treatment of NASH. An example of a paragraph containing this change is as follows:

"We are developing IMM-124E for the treatment of nonalcoholic steatohepatitis, or NASH, for which we are currently in Phase 2. IMM-124E is also the investigational drug of two NIH-sponsored Phase 2 clinical trials in alcoholic steatohepatitis (ASH) and Pediatric NASH. Dr. Arun Sanyal, one of NASH's foremost thought leaders, is the principal investigator of our NASH Phase 2 trial."

5. Please supplementally provide us with the E-coli challenge placebo controlled studies which show that Travelan has been shown to be 90% effective in the prevention of diarrhea.

Response:

Attached hereto as **Exhibit A** is supplemental data which indicates that Travelan is effective in the prevention of diarrhea.

IMM-124E for the treatment of fatty liver diseases, page 64

6. We note your statement that your studies have shown that the antibodies contained in IMM-124E have a high binding affinity to bacterial LPS specific sites. Please describe the results of your studies which have shown that the antibodies are high affinity. Please also provide us with copies of the studies supporting each of the three enumerated claims on page 64 about the clinical benefit of IMM-124E treatment in fatty liver diseases.

Response:

The Company proposes to revise the Registration Statement by deleting references to "high binding affinity". An example of a paragraph containing this change is as follows:

"IMM-124E contains at least 40% immunoglobulins (Ig), composed mainly of IgG (mostly IgG1), some IgA with small concentrations of IgM and IgE. Our studies have shown that these antibodies bind to bacterial LPS specific sites, as per the method by which they were designed and produced."

In addition, the Company proposes to delete the following from the Registration Statement:

There is therefore very strong rationale supporting the clinical benefit of IMM-124E treatment in fatty-liver diseases:

1. Ingested immunoglobulins are known to interact with the gut immune system to elicit a cell mediated anti-inflammatory response recorded in the serum, which in turns lowers inflammation at the sites of inflammation throughout the body

2. IMM-124E has shown to bind to intestinal LPS thus reducing the intraluminal endotoxin load which lowers the pro-inflammatory signaling in the gut and the blood stream. This effect is also thought to restore the intestinal barrier function reducing liver LPS-related inflammation by lowering circulatory LPS levels and "bacterial translocation" even further

3. Lastly, since NASH as well as other metabolic diseases are associated with changes in the host gut microbiota, direct change in the disease-associated gut flora is thought to reduce the bacterial strains that are most closely associated with disease

Phase 1/2 - IMM-124E Demonstrated Safety and Significant Anti-Metabolic..., page 66

7. We note your statement that the combined results of the pre-clinical and clinical studies have clearly shown that IMM-124E exerts an immunomodulatory and anti-inflammatory effects resulting in metabolic and liver related biomarkers improvements, and showed strong inhibition of fibrosis. Please revise your disclosure in this statement and throughout your prospectus as appropriate to remove reference to clinical studies as your clinical trials do not appear to evaluate IMM-124E's effect on fibrosis.

Response:

The Company proposes to revise the Registration Statement to delete references to clinical studies.

Our Marketed Assets
Travelan – A Unique Product
Marketing and Master Distribution Agreement with UniFirst-First aid Corporation d/b/a Medique Products, page 75

8. We note your response to our prior comment 4. Please expand your disclosure to provide the termination provisions of your agreement with Medique. Similarly, please provide the termination provision of your Development and Supply agreement with Synlait.

Response:

The Company proposes to revise the Registration Statement to include the following with respect to agreement with Medique:

"The Marketing Agreement can be terminated sooner than the end of the tem immediately upon the giving of notice to the non-defaulting party if any of the following occur:

    (i) Any assignment of the Marketing Agreement, or any transfer or attempted transfer by the defaulting party of the Marketing Agreement; or transfer by operation of law or otherwise of the principal assets of the defaulting party that are required to permit the defaulting party to perform its obligations under the Marketing Agreement; or change in the direct or indirect ownership of a controlling interest in the voting securities or operating management of the defaulting party however accomplished without the prior written consent of the non-defaulting party;

    (ii) Any misrepresentation by the defaulting party in obtaining the Marketing Agreement or in obtaining any refund, credit, rebate, incentive, allowance, discount, reimbursement or payment from the non-defaulting party or submission by the defaulting party of any false or fraudulent application, claim or report in connection with its sales operations;

    (iii) If the defaulting party is insolvent, unable to meet its debts as they mature, files a petition or answer consenting to or acquiescing in a petition against it in bankruptcy or under any chapter of the Bankruptcy Reform Act of 1978 or any similar law for the relief of debtors, federal or state, whether now existing or hereafter enacted, or suffers such a petition to be filed against it which is not vacated or stayed within 60 days, has a receiver appointed for or execution levied upon all or a material part of its business or assets, makes any arrangement with its creditors generally, goes into liquidation or dissolution, or fails for any other reason to function as a going business;

    (iv) Any act by the defaulting party or any person involved in the ownership or operations of the defaulting party which violates any law and adversely affects the defaulting party's operations or the Company's products covered under the Marketing Agreement or any conduct or unfair business practice by the defaulting party or any person involved in the ownership or operations of the defaulting party which adversely affects the defaulting party's operations or the goodwill and reputation of the defaulting party, the non-defaulting party or the products; and

    (v) Failure by the defaulting party to fulfill any of its other obligations or agreements with respect to or arising under this Marketing Agreement and such failure continues for a period of 30 days or is repeated after written notice thereof is given by the non-defaulting party to the defaulting party."

The Company proposes to revise the Registration Statement to include the following with respect to agreement with Synlait:

"If any party is in material default or breach of any of terms of the Development Agreement, including payments due under the Development Agreement, and such breach or default s not remedied within 30 days after written notice thereof is provided by the other party, such other party may, in its sole discretion, terminate the Development Agreement in its entirety by delivering 30 days' written notice to such effect.

In the event Synlait breaches the Development Agreement, the Company shall also be entitled to terminate the license granted to Synlait to the extent that it relates to the production of HIC on Synlait's behalf. Additionally, each party may terminate the Development Agreement by giving written notice to the other party to such effect if such other party shall make an arrangement for the benefit of creditors, or if proceedings a party enters voluntary or involuntary liquidation or bankruptcy, or if a receiver or trustee of the property of such party shall be appointed, or if any proceedings are commenced by or against such party and in respect of such party under any provisions of any law relating to bankruptcy, liquidation or insolvency, or, in the case of Synlait, if its agreement with Bright Dairy is amended with respect to Bright Dairy's access to Synlait's and/or the Company's intellectual property or with respect to its control over Synlait's operations that use the Company's intellectual property.

Upon termination of the Development Agreement, Synlait shall:

(a) immediately cease all activities permitted under the licenses and all rights granted to Synlait thereunder shall revert to the Company;

(b) immediately deliver to the Company all vaccine that the Company supplied to Synlait and all the Company's trade secrets related to the production of HIC; and

(c) remain liable to the Company for all HIC ordered by the Company prior to the date of termination."

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel Darrin Ocasio, Esq. of Sichenzia Ross Ference Kesner LLP at (212) 930-9700.

Very truly yours,

IMMURON LIMITED

By: /s/ Thomas Liquard
Thomas Liquard, Chief Executive Officer

Pages 6 through 24 redacted for the following reasons:
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